                 BlackRock New York Municipal 2018 Term Trust

                          File No. 811-10503

       Sub-Item No. 77D: Changes in Non-Fundamental Investment Policies

   On December 1, 2017, the Registrant's Board of Trustees (the "Board") approved changes to certain non-fundamental investment policies of the Registrant, which began effective on December 1, 2017.

   First, the Board approved eliminating the requirement for the Registrant to be fully invested (at least 95% of net assets) in municipal bonds that pay interest that is exempt from regular Federal income tax and New York State and New York City personal income taxes. In connection with the elimination of this 95% requirement, the Board approval also provides that the Registrant may invest in high-grade short term taxable securities subject to an after-tax yield assessment, and also subject to the Registrant's investment policy of investing at least 80% of its total assets in municipal bonds that pay interest that is exempt from regular Federal income tax and New York State and New York City personal income taxes.

   Second, the Board modified the Registrant's non-fundamental policy to invest no more than 10% of its total assets in securities of other open- or closed-end management investment companies that invest primarily in municipal bonds of the types in which the Registrant may invest directly. The modified policy excludes from the 10% limit any investments in registered money market funds that invest primarily in municipal bonds of the type in which the Registrant may invest directly, including BlackRock money market funds. Such investments may include registered money market funds that invest primarily in federally exempt municipal bonds (but not necessarily state tax exempt municipal bonds).